March 17, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust	Virtus Insight Trust	Virtus Opportunities Trust
CIK 0000034273	CIK 0001003859	CIK 0001005020
(File No. 811-00945)	(File No. 811-07447)	(File No. 811-07455)

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on March 8 and March 17, 2016, pertaining to the revised joint preliminary proxy statement on Schedule 14A that was filed by Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust on March 2, 2016.

Set forth below is the comment and the Trusts’ response thereto.

Comment:	On page 27 of the proxy statement in the section titled Discussion of Proposed Modification, explain the difference to the Funds in not being able to participate in the interfund lending program with other registered investment companies under the proposed investment restriction.

Response:	The proposed fundamental investment restriction is not intended to affect the Funds’ ability to participate in the interfund lending program with other registered investment companies or the other permitted loans under the current fundamental restriction. Consistent with the Registrants’ other funds, the new investment restriction permits the Funds to make loans to the extent permitted under the law, up to 33 1/3% of total assets. Certain investments (which are specifically listed in the new restriction language) are not limited to 33 1/3% of total assets, but those specific investments do not represent the exclusive lending transactions that a Fund would be permitted to make under the proposed investment restriction.

*          *           *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff

EDGAR Operations Branch
March 17, 2016

comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.
Ann Flood